Jared Kelly

1251 6th Avenue, 17th Floor

New York, NY 10020

T: (212) 419-5974

F: (212) 262-7402

E: JKelly@lowenstein.com

April 17, 2023

VIA EDGAR

Lauren Hamill and Laura Crotty

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZyVersa Therapeutics, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed April 5, 2023 File No. 333-269442

Dear Ms. Hamill and Ms. Crotty:

On behalf of ZyVersa Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated April 14, 2023, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on April 5, 2023. Where applicable, we make reference to the Company’s Third Amendment to its Registration Statement on Form S-1/A filed with the Commission on April 17, 2023 (the “Amendment”). Capitalized terms not defined herein have the meanings ascribed to them in the Amendment.

Cover Page

Comment 1:

We note that the fifth paragraph of the cover page states: “There is no arrangement for funds to be received in escrow, trust or similar arrangement.” This statement is inconsistent with your revised disclosure in the sixth paragraph indicating that all investor funds will be held in escrow at Continental Stock Transfer & Trust until enough securities have been sold to redeem all of the PIPE Shares. Please reconcile these disclosures.

Response:

In response to the Staff’s comment, the Company has removed the disclosure from the cover page stating that: “There is no arrangement for funds to be received in escrow, trust or similar arrangement.”

Comment 2:

We note your statement on the cover page that the offering will be completed no later than two business days following its commencement; however, we also note your statements on page 6 that the offering will continue through and until you sell at least $10.4 million of securities and the implication that you could choose to extend the offering if you do not sell the amount required to redeem the PIPE shares. Please revise your disclosure on the cover page to clearly indicate the date the offering will end, at which time funds held in escrow would be returned if the minimum offering amount is not sold. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has updated its disclosure on the cover page.

General

Comment 3:

We note your disclosure on page 133 that you and the placement agents have agreed that all funds received from the sale of the securities registered in this offering will be promptly deposited in a non-interest bearing escrow account maintained by Continental Stock Transfer & Trust, as escrow agent for the investors in the offering. Please file the escrow agreement as an exhibit to your registration statement or tell us why you believe such agreement is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has filed the escrow agreement as Exhibit 10.33.

Any questions regarding the contents of this letter or the Amendment should be addressed to me at (212) 419-5974. Please notify me once the Registration Statement has been declared effective.

Sincerely,

April 17, 2023	/s/ Jared Kelly
Jared Kelly

Cc: Stephen C. Glover, ZyVersa Therapeutics, Inc.